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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                              Tel-Save.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   879176 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 5, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSONS
     America Online, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     54-1322110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

               _________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    6,843,356
   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    6,843,356
  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                    -0-
    WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,843,356

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11.0%

12.  TYPE OF REPORTING PERSON*
     CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:
            Tel-Save.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            6805 Route 202
            New Hope, PA  18938

Item 2(a).  Name of Person Filing:
            America Online, Inc.

Item 2(b).  Address of Principal Business Office, or if None, Residence:
            22000 AOL Way
            Dulles, VA  20166

Item 2(c).  Citizenship:
            America Online, Inc. was organized and exists under the laws of the State of Delaware

Item 2(d).  Title of Class of Securities:
            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:
            879176 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          6,843,356*

     (b)  Percent of class:
          11.0%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                6,843,356

          (ii)  Shared power to vote or to direct the vote
                -0-

          (iii) Sole power to dispose or to direct the disposition of
                6,843,356

          (iv) Shared power to dispose or to direct the disposition of -0-

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

___________
*The Reporting Person beneficially owns 2,721,984 shares of Common Stock of the Issuer, issuable upon exercise of currently exercisable warrants. The Reporting Person owns two warrants: Warrant One dated as of February 22, 1997 (amended and restated as of May 14, 1998 and amended on January 5, 1999) is fully vested and currently exercisable for 1,721,984 shares of Common Stock; Warrant Two dated as of May 14, 1998 is fully vested and currently exercisable for 1,000,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction.  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the Group.
         N/A

Item 9.  Notice of Dissolution of Group.
         N/A

Item 10.  Certifications.


          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 15, 1999
                                         (Date)



                                         /s/J. Michael Kelly
                                         (Signature)



                                         J. Michael Kelly
                                         Senior Vice President, Chief Financial
                                         Officer, Treasurer and Assistant
                                         Secretary
                                         (Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).